Biomea Fusion, Inc.

726 Main Street

Redwood City, California 94063

April 13, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:        Ada D. Sarmento and Dillon Hagius

Re:	Biomea Fusion, Inc. Registration Statement on Form S-1 (Registration No. 333-254793)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-254793) (the “Registration Statement”) of Biomea Fusion, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 15, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Miles Jennings at (415) 395-8198.

Thank you for your assistance in this matter.

Very truly yours,

BIOMEA FUSION, INC.

By:	/s/ Thomas Butler
Thomas Butler
Chief Executive Officer

CC:	Rainer (Ramses) Erdtmann, Biomea Fusion, Inc.

Brian Cuneo, Latham & Watkins LLP

Charles Kim, Cooley LLP

Jonie Kondracki, Cooley LLP